Mail Stop 4561

October 4, 2007

Mr. Robert G. Wilmers
Chairman of the Board and Chief Executive Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

> **Re:** **M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 1-9861**

Dear Mr. Wilmers:

We have reviewed your response dated September 28, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 21 – Segment information, page 122

1.   We note your supplemental response to comment one of our letter dated September 14, 2007. Although we note that the net interest margins of the operating segments appear to trend in a directionally consistent manner, the actual net interest margins differ in addition to the relative contribution of non-interest income and overall profitability of the segments as represented by net income. Based on the analysis provided, we believe that the Small business banking operating segment does not share the same economic characteristics as the other operating segments aggregated within the Retail banking reportable segment. Please confirm to us that in future filings you will separately report the Small business banking segment in your business segment disclosures.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief